June 20, 2012

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Vince DiStefano, Esq.

VIA EDGAR

Re:	Registrants:	Natixis Funds Trust II
	File No.:	811-00242
	Filing Type:	Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on May 30, 2012, regarding the post-effective amendment to the Natixis Funds Trust II (the “Registrant”) registration statement on Form N-1A, which was filed with the Commission on April 13, 2012 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on June 29, 2012.

Vaughan Nelson Select Fund Prospectus

1.	Comment. The parenthetical “(estimated for the current fiscal year)” should be deleted from the “Other Expenses” caption in the Annual Fund Operating Expenses table and Footnote 1 should be revised to read: “Other expenses are based on estimated amounts for the current fiscal year.”

Response. The Registrant has revised the summary section of the prospectus accordingly.

2.	Comment. What does the term “Substitute” mean in the caption “Substitute dividend expenses on securities sold short” in the Annual Fund Operating Expenses table? Please consider restating the caption to read “Dividend expenses on securities sold short”.

Response. The Registrant has revised the caption in the Annual Fund Operating Expense table as follows:

“~~Substitute d~~Dividend expenses on securities sold short”

3.	Comment. Please move Footnotes 1 and 2 to immediately follow the “Annual Fund Operating Expenses” table and precede the “Example” section.

Response. The Registrant has revised the summary section of the prospectus accordingly.

4.	Comment. Footnote 2 under the section “Fund Fees & Expenses” in the summary section of the prospectus states that the undertaking is “in effect through [ ].” Please confirm that the undertaking is in effect at least 12 months from the effective date of the Registration Statement.

Response. The Registrant confirms that this undertaking is in effect through March 31, 2014 and has inserted this date into Footnote 2.

5.	Comment. In the first paragraph of the “Principal Investment Strategies” section of the summary section of the prospectus, please clarify that below investment-grade fixed-income securities are also known as “junk bonds”.

Response. The Registrant has revised the disclosure as follows:

While the Fund typically invests in equity securities, it may also invest in debt securities, including below investment-grade fixed-income securities (commonly known as “junk bonds”).

6.	Comment. In the “Principal Investment Strategies” section of the summary section of the prospectus, it is stated that the Fund seeks companies “earning a positive economic margin with stable-to-improving returns.” What does “a positive economic margin” mean? Please restate in plain English.

Response. In response to this comment the Registrant has revised the disclosure as follows:

•	Companies with stable-to-improving returns.

7.	Comment. Will any derivative securities, other than options, be used as a principal investment strategy of the Fund? If so, please include appropriate strategy and risk disclosure.

Response. The Registrant confirms that it currently intends that no derivative securities other than options will be used as a principal investment strategy of the Fund.

8.	Comment. Please specify how master limited partnerships, investment companies and debt securities will be evaluated for purchase and sale by the Fund’s subadviser.

Response. In response to this comment the Registrant has added the following bullet to the third paragraph of the sub-section “Principal Investment Strategies” of the summary section of the prospectus:

•	Vaughan Nelson will also employ its value driven investment philosophy to identify out-of-favor or misunderstood debt securities.

The Registrant has also deleted the following bullet from the fourth paragraph of the sub-section “Principal Investment Strategies” of the summary section of the prospectus:

•	~~Invest in other investment companies, to the extent permitted by the Investment Company Act of 1940.~~

The Registrant has also deleted the corresponding “Investments in Other Investment Companies Risk” from the sub-section “Principal Investment Risks” of the summary section of the prospectus.

With regard to Master Limited Partnerships (MLPs), the Registrant respectfully submits that no changes are necessary to the Prospectus as MLPs will be evaluated in the same way as common stocks and other forms of equity. The Registrant views MLPs as merely a different form of organization which sometimes offers preferential tax treatment.

9.	Comment. In the “Equity Securities Risk” paragraph of the sub-section “Principal Investment Risks” of the summary section of the prospectus, should disclosure regarding small and mid-cap risks be added? If so, please include appropriate disclosure.

Response. The Registrant respectfully submits that the disclosure in the “Equity Securities Risk” paragraph of the “Principal Investment Risks” sub-section of the summary section of the prospectus appropriately describes the risks associated with the Fund’s investments in equity securities. The Registrant notes that the first paragraph of the “Principal Investment Strategies” sub-section section states that although the Fund may invest in securities of companies with any market capitalization the Fund “will typically focus its investments in mid- to large-capitalization companies.”

10.	Comment. Please disclose the increased risk of default for below investment-grade fixed-income securities.

Response. The Registrant has revised the “Fixed-Income Securities Risk” paragraph of the “Principal Investment Risks” sub-section of the summary section of the prospectus as follows:

“Fixed-Income Securities Risk: Fixed-income securities are subject to credit risk, interest rate risk and liquidity risk. You may lose money on your investment due to unpredictable drops in a security’s value or periods of below-average performance in a given security or in the securities market as a whole. In addition, an economic downturn or period of rising interest rates could adversely affect the market of these securities and reduce the Fund’s ability to sell them. Below investment-grade fixed-income securities may be subject to these risks (including the risk of default) to a greater extent than other fixed-income securities. Rule 144A securities may be more illiquid than other fixed-income securities.”

11.	Comment. The information within the section “Purchase and Sale of Fund Shares” is too expansive for Item 6 of Form N-1A. Please remove the bulleted information regarding initial or subsequent investment minimums for wrap fee programs, retirement plans, certain individual retirement accounts, registered investment advisers and fund trustees. Additionally, please delete the first paragraph following the referenced bulleted information.

Response. The Registrant respectfully submits that this disclosure is useful to investors as it provides the minimum initial or subsequent investment requirements that the Fund may place on such investors.

Vaughan Nelson Select Fund Statement of Additional Information

12.	Comment. With respect to investment restriction 2, please provide narrative disclosure stating what type of borrowing is permitted under the Investment Company Act of 1940 (the “1940 Act”), including the requirement that such borrowings be repayed within three days.

Response. Registrant respectfully submits that the sub-section “General Notes on Investment Restrictions” within the “Investment Restrictions” section of the SAI adequately discloses the types of borrowing permitted by the 1940 Act, including the requirement that such borrowings be repaid within three days.

13.	Comment. The fifth sentence in the sub-section “Derivative Instruments” under the “Investment Strategies and Risks” section of the SAI describing how the Subadviser will “cover” its obligations under derivative contracts is too general. Please provide examples of how the Subadviser will cover its obligations for each type of derivative security described under “Derivative Instruments”. Please also explain how these examples are consistent with the guidance given by the Securities and Exchange Commission in Investment Company Act Release No. 10666 (“Release 10666”) and Dreyfus Strategic Investing, SEC No-Action Letter (publicly available June 22, 1987) (the “Dreyfus No-Action Letter”).

Response. The Registrant has revised the Fund’s disclosure to indicate the different ways in which the Fund seeks to ensure that it will have sufficient liquid assets to meet its obligations under its derivative contracts. The revised language, which will be inserted on page 10 of the Fund’s SAI, is attached as Appendix A. The actual method used to cover obligations under derivatives contracts may vary from time to time and from transaction to transaction, and the Registrant respectfully submits that investor understanding is not enhanced by seeking to tie specific methodologies to specific transactions. The Registrant supplementally confirms that it currently intends to cover written options by segregating or earmarking liquid assets equal in value to its obligations under such options (less any margin deposited on behalf of the broker) or by entering into offsetting transactions. The Registrant also confirms that it intends to cover its short sale transactions either by segregating or earmarking liquid assets, such that the segregated/earmarked amount, combined with any amount deposited as margin on behalf of a broker, equals the current market value of the securities underlying the short sale or by purchasing the securities underlying the short sale transaction or call options on those securities with a strike price no higher than the price at which the security was sold.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete Assistant Secretary Natixis Funds Trust II

cc:	Russell L. Kane, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.

Appendix A

Asset Segregation and Coverage

The Fund will segregate with its custodian or otherwise designate on its records liquid assets in an amount the Fund believes to be adequate to ensure that it has sufficient liquid assets to meet its obligations under its derivatives contracts, or the Fund may engage in other measures to “cover” its obligations with respect to such transactions. The amounts that are segregated or designated may be based on the notional value of the derivative or on the daily mark-to-market obligation under the derivatives contract and may be reduced by amounts on deposit with the applicable broker or counterparty to the derivatives transaction. The Fund may segregate amounts in addition to the amounts described above. In certain circumstances, the Fund may enter into an offsetting position rather than segregating or designating liquid assets (e.g., the Fund may cover a written put option with a purchased put option with the same or higher exercise price). Although the Fund’s Adviser or Subadviser will attempt to ensure that the Fund has sufficient liquid assets to cover its obligations under its derivatives contracts, it is possible that the Fund’s liquid assets may be insufficient to support such obligations under its derivatives positions. The Fund may modify its asset segregation policies from time to time.